[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]


                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.444.6302
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com


March 27, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         RE:      NATIONAL COAL CORP.
                  RESPONSES TO STAFF COMMENTS OF MARCH 17, 2008 WITH RESPECT TO:
                  FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
                  FILED APRIL 2, 2007
                  FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2007
                  FILED NOVEMBER 19, 2007
                  RESPONSE LETTER DATED JANUARY 31, 2008
                  FILE NO. 0-26509

Ladies and Gentlemen:

         On behalf of National Coal Corp. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated March 17, 2008 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

GENERAL

1. WE NOTE FROM YOUR RESPONSE TO THE SECOND BULLET POINT OF PRIOR COMMENT NUMBER ONE THAT YOU "CONCLUDED THAT THE IMPACT TO 2005 REVENUES AND COSTS OF SALES WAS NOT MATERIAL TO CAUSE RESTATEMENT OF THE 2005 STATEMENT OF OPERATIONS AS THE TRUCK FREIGHT BILLINGS REPRESENTED LESS THAN 3% OF REVENUES AND LESS THAN 4% OF COST OF SALES DURING 2005 AND HAD NO IMPACT ON THE COMPANY'S OPERATING LOSS OR NET LOSS DURING THE PERIOD." PLEASE CONFIRM, IF TRUE, THAT YOUR DETERMINATION THAT THE 2005 IMPACT WAS NOT MATERIAL CONSIDERS THE EFFECT ON THE QUARTERLY PERIODS PRESENTED OR OTHERWISE ADVISE.

         In determining that the 2005 impact was not material, the Company did consider the effect on the quarterly periods presented. The impact of the


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Securities and Exchange Commission
March 27, 2008
Page 2


presentation on a "net" basis in error versus a "gross" basis in accordance with EITF Issue No. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING COSTS, is as follows:


PERIOD              FREIGHT BILLINGS         REVENUE           COST OF SALES
------              ----------------         -------           -------------

Q1 05                 $   717,838               5.7%               6.7%

Q1 05                     436,525               2.8%               3.7%

Q3 05                     256,184               1.4%               1.9%

Q4 05                     296,360               1.4%               1.8%
                    -------------

2005 Year             $ 1,706,907               2.6%               3.2%
                    =============


         The Company concluded that the impact to the 2005 annual and quarterly revenues and cost of sales was not material to cause restatement of the 2005 annual and quarterly statements of operations as the truck freight billings represented less than 3% of revenues and less than 4% of cost of sales during 2005 and had no impact on the Company's operating loss or net loss during 2005. The Company also concluded that there was no material impact to its quarterly and annual trend of earnings by not correcting the statements of operations in 2005.

2. PLEASE EXPAND UPON YOUR RESPONSE TO THE THIRD BULLET POINT OF PRIOR COMMENT NUMBER ONE AND YOUR FOOTNOTE DISCLOSURE IN FUTURE FILINGS TO EXPLAIN THE NATURE OF THE "CERTAIN REVENUE AND COST OF SALES" AMOUNTS THAT YOU DETERMINED SHOULD BE PRESENTED ON A NET BASIS INSTEAD OF ON A GROSS BASIS.

         The "certain revenue and cost of sales" amounts referred to in the Company's response to the third bullet point of prior comment number one were shipping and handling costs paid to third-party carriers and invoiced to coal customers and are the same truck freight billings as those discussed in the second bullet point of prior comment number one and in the Staff's comment number one above. The Company's determination that the proper treatment for these costs was on a net basis in the third quarter of 2005 was subsequently determined to be in error as discussed in the Company's response to comment number one above and thus a further determination was made as to whether the treatment was material in the quarterly and annual periods presented. As discussed in the Company's response to comment number one, the Company concluded that these errors were not material to cause restatement. The Company will explain the nature of these amounts in its footnote disclosure in the 2007 Annual Report on Form 10-K and in its other future filings to the extent applicable.

NOTE 16. COMMITMENTS AND CONTINGENCIES, PAGE 78

3. WE NOTE THAT YOU CLASSIFIED THE INSURANCE SETTLEMENT PROCEEDS FOR THE PROPERTY DAMAGE TO THE HIGHWALL MINER IN CASH FLOWS USED IN OPERATING ACTIVITIES. GIVEN THE DIVERSITY IN PRACTICE SURROUNDING THE CLASSIFICATION OF INSURANCE PROCEEDS FROM DAMAGED PROPERTY, PLEASE


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Securities and Exchange Commission
March 27, 2008
Page 3


         EXPAND YOUR DISCLOSURE HERE AND MD&A, WITHIN FUTURE FILINGS, TO CLEARLY INDICATE THAT YOU HAVE CLASSIFIED THE INSURANCE PROCEEDS AS AN OPERATING CASH RECEIPT.

         The Company will provide this disclosure in its 2007 Annual Report on Form 10-K, and its other future filings to the extent applicable.

EXHIBIT A TO SUPPLEMENTAL RESPONSE LETTER DATED JANUARY 31, 2008

4. WE NOTE FROM THE SCHEDULES YOU PROVIDED IN EXHIBIT A THE INCLUSION OF A LINE FOR EACH SEPARATELY IDENTIFIED PERIOD FOR "OTHER IMMATERIAL UNRECORDED ADJUSTMENTS, NET." PLEASE TELL US WHETHER THIS LINE ITEM INCLUDES ADJUSTMENTS THAT YOU HAVE NOT SPECIFICALLY EXPLAINED IN YOUR RESPONSE LETTER OR OTHERWISE ADVISE WHAT IS INCLUDED WITHIN THE NET ADJUSTMENT LINE.

         The "other immaterial unrecorded adjustments, net" includes adjustments that were not specifically explained in the Company's previous response letter. The Company provided the "other immaterial unrecorded adjustments, net" to assist the Staff in evaluating the Company's responses to the previous comments regarding the materiality of the specifically identified adjustments.

         The "other immaterial unrecorded entries, net" include the following (figures represent debits (credits)):

         YEAR ENDED DECEMBER 31, 2005

         1) Prior year reversing figure of $34,000 represents the sum of four 2004 short-term year-end accruals

         2)       2005 impact on assets:
                  i.       Understatement of coal inventory = $58,000
                  ii.      Overstatement of fixed assets = ($ 31,000)
                  iii.     Understatement of mineral properties = $124,000

         3)       2005 impact on liabilities:
                  i.       Understatement  of debt  and  royalty  liabilities  =
                           ($184,032)
                  ii.      "Black lung" tax reserve overaccrued = $300,000

         YEAR ENDED DECEMBER 31, 2006

         1)       2006 impact on liabilities:
                  a.       Legal  reserve  determined  to  be  overaccrued  = ($
                           125,000)
                  b. Reserve for termination costs related to railroad contractor = $315,000

         YEAR ENDED DECEMBER 31, 2007

         1)       2007 impact on liabilities:
                  a.       Additional interest accrual = ($63,000)


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Securities and Exchange Commission
March 27, 2008
Page 4


         The  Company   concluded  that  all  of  the  unrecorded   adjustments,
individually  and  in  the  aggregate,   were  not  material  to  the  Company's
consolidated financial statements for the periods presented.

FORM 8-K, AS AMENDED ON JANUARY 4, 2008

EXHIBIT 99.4

5. WE NOTE YOU PROVIDE UNAUDITED PRO FORMA FINANCIAL STATEMENTS PREPARED TO REFLECT THE FOLLOWING FOUR TRANSACTIONS:

         o        ACQUISITION OF THE COMMON STOCK OF MANN STEEL PRODUCTS, INC.,

         o        SALE OF 4,066,968 SHARES OF COMMON STOCK,

         o        REFINANCING OF $10 MILLION SENIOR SECURED CREDIT FACILITY, AND

         o        INCURRENCE OF $60 MILLION IN DEBT FINANCING.

         BASED ON THE INCLUSION OF THESE FOUR TRANSACTIONS, IT IS UNCLEAR WHETHER THESE TRANSACTIONS ARE DIRECTLY ATTRIBUTABLE TO YOUR ACQUISITION OF MANN STEEL PRODUCTS, INC. OR ARE INSTEAD, INCIDENTAL TO THE TRANSACTION, OR AN EXTENSION OF THE CONCEPT "DIRECTLY ATTRIBUTABLE." IN THIS REGARD, AS STATED IN RULE 11-02(A) OF REGULATION S-X, THE OBJECTIVE OF PRO FORMA FINANCIAL INFORMATION IS TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CONTINUING IMPACT OF A PARTICULAR TRANSACTION. THEREFORE, PLEASE CONFIRM, IF TRUE, THAT YOUR PRO FORMA PRESENTATION PRESENTS ONLY THE TRANSACTION TRIGGERING THE REQUIREMENT UNDER THE RULE; THAT IS, IT SHOULD BE TRANSACTION BASED AND INCLUDE ADJUSTMENTS THAT ARE ONLY DIRECTLY ATTRIBUTABLE, FACTUALLY SUPPORTABLE AND WILL HAVE A CONTINUING IMPACT ON THE COMPANY, OR OTHERWISE ADVISE. PLEASE CONTACT US TO FURTHER DISCUSS YOUR PRESENTATION.

         The Company believes that the circumstances giving rise to the four transactions above require their inclusion in the pro forma financial statements in accordance with Rule 11-02(a) of Regulation S-X. The primary transaction, the acquisition of Mann Steel Products, Inc. (Mann Steel) triggered the requirement to include the pro forma financials and the three other transactions are related to and inseparable from that transaction as follows:

         o Incurrence of $60 million in debt financing: the debt financing was the primary of two sources for obtaining the cash necessary for the acquisition. In a series of near-simultaneous transactions that occurred on the closing date, the Company caused (i) NCC Corp., the Company's wholly-owned subsidiary, to acquire all of the outstanding stock of Mann Steel by issuing promissory notes to the sellers, (ii) Mann Steel to incur $60 million in debt financing, and (iii) Mann Steel to distribute a portion of the debt funds to NCC Corp. to repay the promissory notes issued


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Securities and Exchange Commission
March 27, 2008
Page 5


                  to the sellers. The Mann Steel transaction could not have been closed without the debt financing, and the debt financing was 100% predicated on the use of Mann Steel's net assets as collateral;

         o Sale of 4,066,968 shares of common stock: one of the stipulations to obtaining the debt financing noted above was that the Company raise $12 million through the sale of its common stock and then contribute $12 million to NCC Corp. to fund a portion of the acquisition of Mann Steel and for Mann Steel's working capital needs. The acquisition would not have occurred if the Company had not raised these funds. The Company's sale of common stock raised $12.2 million;

         o Refinance of $10 million senior secured credit facility: in order to acquire the assets of Mann Steel and incur the debt financing noted above, among other restrictions, the lenders and administrative agent of this facility had to waive certain restrictions in the parties' credit agreement. The Company expected that the lenders and administrative agent would agree to the waiver; however, approximately one week prior to the anticipated closing, the lenders and administrative agent notified the Company that they would not agree to the waiver without additional concessions by the Company. As a result, the Company had to refinance credit facility in order to close the acquisition of Mann Steel.

         The Company believes that these additional transactions are integrated with the acquisition of Mann Steel as all meet the definition of "directly attributable" and are factually supportable.

6. WE NOTE YOUR PRO FORMA ADJUSTMENT 2(E) ELIMINATES THE EQUITY ACCOUNTS OF MANN. PLEASE REFER TO SAB TOPIC 4:B AND NOTE THAT UNDISTRIBUTED EARNINGS OR LOSSES OF A SUB-S COMPANY SHOULD BE RECLASSIFIED TO PAID-IN CAPITAL IN PRO FORMA STATEMENTS. AS STATED IN THE SAB, THIS ASSUMES A CONSTRUCTIVE DISTRIBUTION TO THE OWNERS FOLLOWED BY A CONTRIBUTION TO THE CAPITAL OF THE CORPORATION.

         The Company believes that SAB Topic 4:B is not applicable to this transaction as the acquiring company is the issuer and is not a sub-S corporation.

7. WE NOTE YOUR PRO FORMA ADJUSTMENTS (20) AND (27) REFLECT THE ELIMINATION OF INTEREST EXPENSE INCURRED BY MANN PRIOR TO THE ACQUISITION. PLEASE TELL US WHY YOU BELIEVE THESE ADJUSTMENTS ARE DIRECTLY ATTRIBUTABLE TO THE TRANSACTION, EXPECTED TO HAVE A CONTINUING IMPACT ON THE REGISTRANT, AND FACTUALLY SUPPORTABLE UNDER RULE 11-02(B)(6) OF REGULATION S-X.

         As noted in the response to comment number five above, the $60 million debt facility is considered directly attributable to the acquisition and therefore included in the pro forma financial statements. Additionally, Mann Steel had its own debt that was required to be repaid at closing in accordance with the Stock Purchase Agreement. Therefore, in order to reflect the proper


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Securities and Exchange Commission
March 27, 2008
Page 6


interest expense under those specific circumstances, the Company made entries to: a) add interest expense on the $60 million debt facility, and b) eliminate the interest expense on pre-acquisition debt required to be repaid during the pro forma periods. The Company believes that these entries are appropriate in accordance with Rule 11-02(b)(6) of Regulation S-X as they are (i) directly attributable to the acquisition, (ii) expected to have a continuing impact on interest expense of the Company and (iii) are factually supportable.

         8. PLEASE PROVIDE PRO FORMA RESERVE INFORMATION THAT PRESENTS THE RESERVE DATA BY COMPANY AND IN TOTAL, WITH A BREAKDOWN BY GEOGRAPHICAL REGION. IN ADDITION, PLEASE PROVIDE DISCLOSURE OF CHANGES IN HISTORICAL AND EXPECTED RESERVE LIFE.

         We have provided the attached chart that illustrates reserves by State, property, and coal seam for all proven and probable, recoverable coal reserves as of December 31, 2007. As of December 31, 2006, our total proven and probable, recoverable coal reserves were 36.2 million tons. The changes in these reserves from January 1, 2007 through December 31, 2007 are as follows (tons in millions):

         Reserves at December 31, 2006                           36.2
         LESS:
         Coal mined during 2007                                  (1.5)
         Sale of Pine Mountain property                          (3.2)
         Other                                                   (0.2)
         PLUS:
         Reserves newly supported through exploration             3.1
         Reserves acquired from Mann Steel                        6.2
                                                            ---------

         Reserves at December 31, 2007                           40.6
                                                            =========

         The Company will include this information in its 2007 Annual Report on Form 10-K.

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Securities and Exchange Commission
March 27, 2008
Page 7


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                      Sincerely,

                                      /s/ John J. McIlvery
                                      ----------------------------
                                      John J. McIlvery



cc:      Daniel Roling
         Michael Castle
         Jeff Cooper
         Michael Love


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Securities and Exchange Commission
March 27, 2008
Page 8


         The following table provides proven and probable, recoverable reserve data assigned to specific tracts and coal seams as of December 31, 2007:

                                                                                     RECOVERABLE                        QUALITY:
      LOCATION                   COAL SEAM            CONTROL        ACRES            RESERVES      QUALITY: BTU        SULFUR (%)
TENNESSEE RESERVES:

NEW RIVER TRACT                                        OWNED        65,000
(Anderson, Campell and         Big Mary Seam                         1,553               4.3           13,583            2.51
Scott County)
                              Beech Grove Seam                         502               1.1           12,734            1.79
                               Lower Dean Seam                         683               1.8           13,737            1.28
                                Windrock Seam                        1,033               2.6           13,631            1.30
                               Lower Dean Thru                          55               0.2           13,519            1.25
                                  Windrock
                                 Peewee Seam                           655               1.4           13,627            0.93
                                Jellico Seam                         2,524               5.8           13,960            3.63
                              Peewee Rider Seam                        241               0.6           13,976            0.87

KETCHEN TRACT                                          LEASED        7,000
(Campbell County)               Red Ash Seam                           182               0.5           13,836            1.01
                                Windrock Seam                          449               1.2           13,846            1.65
                                 Splint Seam                           728               1.4           14,128            2.45
                            Walnut Mountain Seam                       170               0.3           13,942            1.20
                                 Peewee Seam                            42               0.1           10,836            5.17

TVA TRACT                                              LEASED        4,400
(Campbell and Scott             Red Ash Seam                           384               0.7           14,143            1.57
County)
                            Walnut Mountain Seam                       242               0.8           14,092            1.25
OTHER                                                                1,400
                                                                 ----------------------------
TENNESSEE SUBTOTAL                                                  77,800              22.8


KENTUCKY RESERVES:

STRAIGHT CREEK TRACT                                   LEASED       26,399
(Bell, Harlan, and                Hazard 4                           1,077               2.1           14,429            0.95
Leslie County)
                                  Hazard 8                           1,372               3.5           13,662            1.22
                                  Hazard 9                             431               1.0           13,713            1.31
                               Hazard 10 - 12                          638               2.1           12,475            1.22

BILL BRANCH TRACT                                   OWNED/LEASED       951
(Bell, Harlan, and                Hazard 9                             912               3.0           13,034            2.25
Leslie County)
                               Hazard 13 - 14                           39               0.2           13,528            1.10
                                                                 ----------------------------
KENTUCKY SUBTOTALS                                                  27,350              11.9
                                                                 ----------------------------


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Securities and Exchange Commission
March 27, 2008
Page 9


                                                                                     RECOVERABLE                        QUALITY:
      LOCATION                   COAL SEAM            CONTROL        ACRES            RESERVES      QUALITY: BTU        SULFUR (%)
ALABAMA RESERVES

L MASSEY SOUTH TRACT                                   LEASED        1,887
(Marion and Fayette              Blue Creek                            153               0.2           11,905            1.40
Counties)                          Jagger                              246               0.4           11,693            2.60

DAVIS CREEK TRACT                                      LEASED          880
(Tuscaloosa County)               Brookwood                            261               0.9           12,241            2.02
                                   Carter                              539               1.5           14,036            0.37
                           Clements A (split avg)                      498               0.6           13,620            2.34
                                 Clements B                            162               0.1           12,197            5.24
                                 Clements C                            689               0.6           14,202            2.78

POPLAR SPRINGS TRACTS                                  LEASED        4,060
(Walker and Winston              Black Creek                           900               1.6           13,479            1.16
Counties)

OTHER                                                  LEASED          728
                                                                 ----------------------------
ALABAMA SUBTOTALS                                                    7,555               5.9
                                                                 ----------------------------
PROPERTY TOTALS                                                    112,705              40.6
                                                                 ============================


Note: Quality is provided on a "washed, dry basis" based on an average of samples taken and reported by Marshall Miller